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                              September 21, 2022

       Ben Silbert
       General Counsel and Secretary
       Avista Public Acquisition Corp. II
       65 East 55th Street, 18th Floor
       New York, NY 10022

                                                        Re: Avista Public
Acquisition Corp. II
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 13,
2022
                                                            File No. 333-264525

       Dear Mr. Silbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed September 13, 2022

       Beneficial Ownership of Securities, page 379

   1. We note your disclosure that Avista Capital Holdings, LP holds 5,645,000 Class B shares, however APAC's IPO
registration statement on Form S-1 indicated that Avista
                                                        Acquisition LP II held
such Class B shares. Please tell us why different entities are listed as the beneficial owner
of the shares. To the extent that the shares continue to be held by
                                                        Avista Acquisition LP
II, your sponsor, please make this clear in the beneficial ownership table.
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany 21,
September   NameAvista
               2022     Public Acquisition Corp. II
September
Page 2     21, 2022 Page 2
FirstName LastName
Item 21. Exhibits and Financial Statement Schedules., page II-1

2. Exhibit 5.1 covers the shares of common stock and public warrants of New OmniAb to be issued in connection with the merger. As your filing fee table also covers the shares of common stock underlying the pubic warrants, please revise your opinion to cover these underlying securities.
3. We note the assumptions in paragraph B of exhibit 5.1 relating to Avista Public
         Acquisition Corp. II and the Class A ordinary shares, Class B ordinary shares, units and warrants. It appears that the opinion of Maples and Calder dated July 28, 2021, and filed as Exhibit 5.2, is meant to provide the opinion that covers these assumptions. Please tell us why you believe an updated opinion from Maples and Calder is not required. We note that the Maples and Calder opinion currently filed is a "when issued" opinion for the relevant securities, limits reliance to purchasers of Units under the Form S-1, and does not opine on the Class B ordinary shares. Alternatively, please provide an updated opinion covering the assumptions in paragraph B, or remove the assumptions from the opinion.
         For further guidance, refer to Staff Legal Bulletin No. 19.
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jackie Cohen